[redacted]

SECUR 11015789 SION

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 22 2011
WASH, D.C.
211

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 47152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALERUS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 COLUMBIA RD S
(No. and Street)

GRAND FORKS ND 58201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN H KRAFT 701-795-4072
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRADY, MARTZ + ASSOCIATES, PC
(Name – *if individual, state last, first, middle name*)

401 DEMERS AVE, STE. 300 GRAND FORKS ND 58201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, BRIAN KRAFT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALERUS SECURITIES CORPORATION, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN L. DURKIN
Notary Public
State of North Dakota
My Commission Expires Sept. 20, 2014

Karen L Durkin
Notary Public

[signature]
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

* * * * * * * * * * *

BRADY
MARTZ
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Alerus Securities Corporation
Grand Forks, North Dakota

We have audited the accompanying statement of financial condition of Alerus Securities Corporation as of December 31, 2010 and 2009, and the related statements of income, stockholder's equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alerus Securities Corporation as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brady Martz

BRADY, MARTZ & ASSOCIATES, P.C.

February 8, 2011

BRADY, MARTZ & ASSOCIATES, P.C.
401 Demers Avenue Suite 300 P.O. Box 14296
Grand Forks, ND 58208-4296 (701) 775-4685 Fax (701) 795-7498
www.bradymartz.com

ALERUS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2010 and 2009

ASSETS	2010	2009
CURRENT		
Cash and Cash Equivalents	$ 939,209	$ 367,904
Cash Segregated Under Federal and Other Regulations	1,987,395	493,887
Marketable Securities	2,151,470	1,891,411
Interest Receivable	21,097	19,580
Commission Receivable	148,260	116,463
Income Tax Receivable	-	19,784
Prepaid Expenses	18,716	18,660
Deferred Income Taxes	1,663	4,838
Total Current Assets	$ 5,267,810	$ 2,932,527
PROPERTY AND EQUIPMENT		
Furniture and Equipment	$ 148,271	$ 148,271
Accumulated Depreciation	(148,271)	(148,271)
Net Property and Equipment	$ -	$ -
OTHER ASSETS		
Acquisition Goodwill	$ 255,015	$ 255,015
TOTAL ASSETS	$ 5,522,825	$ 3,187,542
LIABILITIES		
CURRENT		
Accrued Expenses	$ 131,401	$ 114,677
Payable to Customers	2,473,221	523,995
Income Taxes Payable	124,897	-
Payable to Clearing Oranizations	7,639	7,202
Total Current Liabilities	$ 2,737,158	$ 645,874
LONG-TERM		
Deferred Taxes	$ 73,500	$ 65,341
STOCKHOLDER'S EQUITY		
COMMON STOCK ($.01 Par Value- 1,500 Shares Authorized, 50 Shares Issued and Outstanding)	$ 1	$ 1
ADDITIONAL PAID-IN CAPITAL	1,600,914	1,600,914
RETAINED EARNINGS	1,111,252	875,412
Total Stockholder's Equity	$ 2,712,167	$ 2,476,327
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 5,522,825	$ 3,187,542

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENT OF INCOME
For the Years Ended December 31, 2010 and 2009

	2010	2009
REVENUES		
Commissions	$ 1,738,314	$ 1,492,530
Investment Income (Loss)	136,859	(29,805)
Total Revenue	$ 1,875,173	$ 1,462,725
EXPENSES		
Employee Compensation and Benefits	$ 1,131,554	$ 1,067,350
Education and Training	5,959	4,443
Occupancy Costs	56,652	57,242
Advertising and Promotion	13,775	13,864
Brokerage, Exchange and Clearance Fees	76,048	80,916
Other Operating Expenses	198,223	191,641
Total Expenses	$ 1,482,211	$ 1,415,456
NET INCOME BEFORE INCOME TAXES	$ 392,962	$ 47,269
Income Tax Expense	157,122	14,759
NET INCOME	$ 235,840	$ 32,510

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENT OF STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2010 and 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, DECEMBER 31, 2008	$ 1	$ 1,600,914	$ 842,902	$ 2,443,817
Net Income 2009			32,510	32,510
BALANCE, DECEMBER 31, 2009	$ 1	$ 1,600,914	$ 875,412	$ 2,476,327
Net Income 2010			235,840	235,840
BALANCE, DECEMBER 31, 2010	$ 1	$ 1,600,914	$ 1,111,252	$ 2,712,167

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2010 and 2009

	2010	2009
OPERATING ACTIVITIES		
Net Income	$ 235,840	$ 32,510
Adjustments to Reconcile Net Income to		
Net Cash Provided (Used) by Operating Activities:		
Deferred Income Taxes	11,334	4,677
(Gains) Losses on Investments	(37,747)	124,528
Effects on Operating Cash Flows Due to Changes in:		
Interest Receivable	(1,517)	444
Prepaid Expenses	(56)	3,285
Commissions Receivable	(31,797)	12,474
Income Taxes Receivable	19,784	(19,784)
Cash Segregated under Federal and Other Regulations	(1,493,508)	211,812
Investments	(222,312)	(192,551)
Accrued Expenses	16,724	6,142
Payable to Clearing Organizations	437	(9,400)
Payable to Customers	1,949,226	(227,309)
Income Taxes Payable	124,897	(223,705)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ 571,305	$ (276,877)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	367,904	644,781
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 939,209	$ 367,904

	2010	2009
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Income tax payments for the period	$ 28,192	$ 253,571

See Accompanying Notes to the Financial Statements

ALERUS CORPORATION CONSOLIDATED
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2010 and 2009

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Alerus Corporation Consolidated is a wholly owned subsidiary of Alerus Financial, which is a wholly owned subsidiary of Alerus Financial Corporation. The Company conducts its business as a registered broker-dealer in securities. As such, the Company initiates securities purchase and sale transactions on behalf of its customers through an affiliation with another broker-dealer who executes the transactions and provides various other customer account services on a fully disclosed basis. Its principal market is located in Eastern North Dakota and the surrounding region.

Cash and Cash Equivalents For the purposes of the statement of cash flows, the Company considers cash on deposit in demand accounts and money market funds as cash and cash equivalents. The cash amount also includes investments classified as cash equivalents that are restricted in nature.

Commissions Receivable Commissions receivables are carried at original invoice amount. No allowance for uncollectible accounts has been provided. In the opinion of management, based on historical experience, the balance in accounts receivable is entirely collectible.

Securities Transactions Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date. Customers' securities transactions are reported on a settlement date basis with related commissions income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by the management. The resulting difference between cost and market (or fair value) is included in income.

Fair Value The Company adopted FASB ASC 820, Fair Value Measurements, for the year ended December 31, 2008. FASB ASC 820 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements.

Furniture and Equipment Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis using estimated useful lives of 5 to 10 years.

Commission Income Commission income from customer security transactions is recorded on a trade date basis.

Advertising Expense Advertising expenses were $10,254 and $7,854 for the years ended December 31, 2010 and 2009, respectively. Advertising costs are expensed as incurred.

Income Taxes Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes related primarily to differences between the financial and tax bases of development costs and furniture and equipment. The deferred taxes represent the future tax return consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company files a consolidated federal income tax return with its parent and affiliated companies and a separate state income tax return. The income tax relating to the individual companies is generally computed as if each company had filed a separate return, and any tax benefits realized by a company as a result of filing a consolidated return are paid to the company providing the benefits.

The Company's policy is to evaluate the likelihood that its uncertain tax positions will prevail upon examination based on the extent to which those positions have substantial support within the Internal Revenue Code and Regulations, Revenue Rulings, court decisions, and other evidence. It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination.

Use of Estimates in the Preparation of Financial Statements The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification Certain amounts have been reclassified in prior years to conform to the current period presentation.

NOTE 2 RESTRICTED CASH

Cash and cash equivalents include amounts of cash that are restricted in nature. This cash is restricted because it must be kept on hand at a respective broker-dealer in order to enter into transactions with them. At December 31, 2010 and 2009, the amount of cash restricted for RBC Dain was $100,000.

NOTE 3 CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

In accordance with the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, at December 31, 2010, cash required to be segregated under federal and other regulations reflects $1,987,395 that was segregated for the exclusive benefit of customers. An additional transfer of $485,826 was made to the special reserve account for the exclusive benefit of customers on January 3, 2011 pursuant to the January 01, 2010 customer reserve calculation.

The Company is subject to the Possession or Control Requirements under Rule 15c3-3 as it relates to the trading activity of agricultural cooperatives. For the year ending December 31, 2010 and 2009, there were no items which were required to be reduced to possession or control and thus the Company is in compliance with the requirements of such under Rule 15c3-3.

NOTE 4 MARKETABLE SECURITIES

Marketable securities owned by the Company are considered as Trading under FASB ASC 320 and at December 31, 2010 and 2009 are as follows:

	12-31-10	12-31-09
Obligations of U.S. Government	$2,151,470	$1,891,411

Proceeds from the sale or maturity of trading securities for the years ended December 31, 2010 and 2009 were $483,215 and $140,000, respectively. Gross losses recognized on these sales were $1,894 and $0, for the years ended December 31, 2010 and 2009, respectively. For the years ended December 31, 2010 and 2009 gross gains recognized on these were $509 and $1,662, respectively.

NOTE 5 PAYABLE TO CUSTOMERS

Amounts payable to investment customers are directly related to cash transactions arising from the trading activity of agricultural securities and amounted to $2,473,221 and $523,995 as of December 31, 2010 and 2009, respectively.

NOTE 6 RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies due to common ownership by Alerus Financial Corporation. Certain common costs, which are incurred by one member of the group, may benefit the other members. Allocation of these costs is done according to the discretion of management. These costs relate primarily to services provided and costs incurred in the areas of administrative and management support. These cost allocations may not be representative of the costs that would have been incurred had the Company been operating independently. Reimbursements by the Company for services provided and expenses incurred by Alerus Financial for the years ending December 31, 2010 and 2009 amounted to $129,216 and $119,136, respectively. Cost incurred by the Company on behalf of Alerus Financial for the years ending December 31, 2010 and 2009 amounted to $0 and $0, respectively.

Affiliated companies own the facilities occupied by Alerus Securities Corporation. The facility leases are classified as operating leases and are on a month to month basis. Rental payments amounted to $56,652 and $56,652 for the years ended December 31, 2010 and 2009, respectively. Future lease commitments to affiliated companies extend through 2011 and amount to $56,652.

NOTE 7 EMPLOYEE RETIREMENT PLAN

The Company participates in the employee defined contribution retirement plans including a noncontributory profit sharing plan, an employee stock ownership plan (ESOP) and a salary reduction profit sharing plan of Alerus Financial Corporation. The plans cover substantially all full-time employees upon satisfying prescribed eligibility requirements for age and length of service. Contributions to the noncontributory profit sharing plan and the ESOP are determined annually by the Board of Directors at their discretion and allocated to participants based on a percentage of annual compensation. Under the salary reduction profit sharing plan, the Company contributes 100 percent of amounts deferred by employees up to 3 percent of eligible compensation and 50 percent of amounts deferred by employees between 3 percent and 6 percent of eligible compensation. Contributions to the plans for 2010 and 2009 were $50,373 and $52,469, respectively.

NOTE 8 GOODWILL

In December 1998, the Corporation acquired the assets of a business which provides brokerage services. The asset purchase resulted in goodwill being recorded in the amount of $319,879. The amount of accumulated amortization at December 31, 2010 was $64,864. The carrying value of the goodwill at December 31, 2010 was $255,015

Effective January 1, 2002, the Corporation applied FASB ASC 350, goodwill and other intangible assets, which requires the Corporation to cease amortization of goodwill effective January 1, 2002, and instead requires the Corporation to test goodwill for impairment. The Corporation tests for impairment June 30 of each year. There were no changes in the carrying amount of $255,015 of goodwill due to impairment for the years ended December 31, 2010 and 2009.

NOTE 9 INCOME TAXES

The total applicable income taxes reported in the statement of income for the years ended December 31, 2010 and 2009 includes the following components:

	2010	2009
Current:		
Federal	$ 123,389	$ 10,082
Sate	22,399	-
Total	$ 145,788	$ 10,082
Deferred:		
Federal	$ 7,194	$ 6,315
Sate	4,140	(1,638)
Total	$ 11,334	$ 4,677
Total Current and Deferred:		
Federal	$ 130,584	$ 16,397
Sate	26,538	(1,638)
Total	$ 157,122	$ 14,759

Net long-term deferred income taxes are included in other liabilities for the years ended December 31, 2010 and 2009. Net short-term deferred taxes are included as current assets on the balance sheet. Significant temporary differences between tax and financial reporting that give rise to net deferred tax liabilities are as follows at December 31, 2010 and 2009.

	2010	2009
Deferred Tax Assets		
Accrued Flexible Time Off	$ 1,663	$ 2,029
State NOL Carryforward	-	2,809
Net Current Deferred Tax Asset	$ 1,663	$ 4,838
Deferred Tax Liabilities		
Goodwill Amortization	$ 73,500	$ 65,341
Net Long-Term Deferred Tax Liability	$ 73,500	$ 65,341
Net Deferred Tax Liabilities	$ 71,837	$ 60,503

The Company files a consolidated federal income tax return with its parent and affiliated companies. Amounts payable by the Company in connection with filing a consolidated federal income tax return amounted to $123,389 at December 31, 2010 and $10,082 at December 31, 2009.

It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination. The federal income tax returns of the Company are subject to examination by the IRS, generally for three years after they were filed.

NOTE 10 DEPRECIATION EXPENSE

Depreciation expense charged to operations was $0 in 2010 and 2009.

NOTE 11 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital (as defined under this rule) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

The Company, as defined under Rule 15c3-1, accepts deposits from customers and handles the transition of cash between the clearing broker and customers. It is subject to the $250,000 net capital requirements for clearing-broker dealers. As of December 31, 2010, the Company had net capital of $2,365,338 which was $2,115,338 in excess of its required net capital of $250,000. The Company's net capital ratio (aggregated indebtedness to net capital) was .32 to 1 to aggregate indebtedness.

NOTE 12 LINE OF CREDIT

As of December 31, 2010, the Company had a revolving line of credit with the availability of $2,000,000. As of December 31, 2010, no amounts are outstanding against this line of credit.

Bank advances on the credit line are payable on demand and carry a variable interest rate of 1 percent less than the prime rate published by Bloomberg of 3.25 percent as of December 31, 2010. Under no circumstances will the interest rate on the note be less than 4.50 percent. The credit line is unsecured and matures on June 30, 2011.

NOTE 13 FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company adopted FASB ASC 820, *Fair Value Measurements*, for the year ended December 31, 2008. FASB ASC 820 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under FASB ASC 820 have been included in this Note.

Fair Value Hierarchy

Under FASB ASC 820, assets and liabilities are grouped at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Companies own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models and similar techniques.

Determination of Fair Value

Under FASB ASC 820, fair values are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is Company practice to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in FASB ASC 820. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, would be based primarily upon the Companies own estimates, would be calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results would not be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could affect the results of current or future values.

The only balance sheet items maintained at fair value as of December 31, 2010 and 2009 were investment securities held as trading assets under FASB ASC 320. These investment securities were recorded at fair value on a recurring basis and valued under both "Level 1" and "Level 2" within the Fair Value Hierarchy as detailed above by the Company. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 and 2 securities include U.S. Government and agency mortgaged backed securities, & mutual funds. Fair value of the trading securities as of December 31, 2010 and 2009, were as follows:

Level	2010	2009
Level 1	$ 409,470	$ -
Level 2	1,742,000	1,891,411
Total	$ 2,151,470	$ 1,891,411

The realized and unrealized gains (losses) related to trading securities recognized in the Statement of Income amounted to $37,747 and $(124,528) for the years ending December 31, 2010 and 2009, respectively.

NOTE 14 CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances with certain financial institutions. The amount on deposit at December 31, 2010 exceeded the insurance limits of the Federal Deposit Insurance Corporation of $250,000 by approximately $2,337,396.

NOTE 15 SUBSEQUENT EVENTS

No significant events occurred subsequent to the Company's year end. Subsequent events have been evaluated through February 8, 2011, which is the date these financial statements were issued.

* * * * * * * * * * *

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2010

SCHEDULE I

ALERUS SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934

As of December 31, 2010

Total Stockholder's Equity Qualified for Net Capital		$ 2,712,167
Deductions and Charges		
Non Allowable Assets		
Acquisition Goodwill	$ 255,015	
Prepaid Expenses	18,716	273,731
Net Capital Before Haircuts on Securities Positions		$ 2,438,436
Haircuts on Securities		
Trading and Investment Securities		
U.S. Government Agencies	$ 69,275	
Money Market Funds and Other	3,823	73,098
NET CAPITAL		$ 2,365,338
AGGREGATE INDEBTEDNESS		
Items Included in Consolidated Statements of Financial Condition		
Payable to Clearing Broker		$ 7,639
Brokerage Commissions Payable		68,925
Accrued Expenses on Employee Benefit Plans		30,373
Other Accounts Payable and Accrued Expenses		2,630,221
Less: Cash in Special Reserve		(1,987,395)
AGGREGATE INDEBTEDNESS		$ 749,763
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required		$ 250,000
Excess Net Capital at 1500%		$ 2,315,354
Excess Net Capital at 1000%		$ 2,290,362
Ratio: Aggregate Indebtedness to Net Capital		.32 to 1

There are no material differences between the computation of net capital above and the calculation performed by Alerus Securities for regulatory filings.

SCHEDULE II

ALERUS SECURITIES CORPORATION

COMPUTATION FOR RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE ACT OF 1934

As of December 31, 2010

Alerus Securities Corporation
Computation For Reserve Requirements For Broker Dealers
Under Rule 15C3-3 of the Securities and Exchange Act of 1934
As of December 31, 2010

Credit Balances		
Free credit balances and other credit balances in customers' security accounts.	$ 2,473,221	
Monies borrowed collateralized by securities carried for the accounts of customers	-	
Monies payable against customers' securities loaned.	-	
Customers' securities failed to receive.	-	
Credit balances in firm accounts which are attributable to principal sales to customers.	-	
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days.	-	
Market value of short security count differences over 30 calendar days old.	-	
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days.	-	
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during	-	
Other	-	
Total Credit Balances		$ 2,473,221
Debit Balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection.	-	
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	-	
Failed to deliver of customers' securities not older than 30 calendar days.	-	
Margin required and on deposit with the Options Clearing Corp. for all option contracts written or purchased in customer accounts.	-	
Other	-	
Total Debit Balances		-
Reserve Computation		
Excess of total debits over total credits.		$ 2,473,221
Amount held on deposit in "Reserve Bank Account"	$ 1,987,395	
Amount on deposit (or withdrawal)	485,826	
New amount in Reserve Bank Account after adding deposit or subtracting withdrawal		$ 2,473,221
Date of Deposit		01/03/11
Frequency of Computation	Weekly	

There are no material differences between the computation of reserve requirements above and the calculation performed by Alerus Securities for regulatory filings.

ALERUS SECURITIES CORPORATION
GRAND FORKS, NORTH DAKOTA

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009
TOGETHER WITH INDEPENDENT AUDITOR'S REPORT

TABLE OF CONTENTS

* * * * * * * * * * *

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Alerus Securities Corporation
Grand Forks, North Dakota

We have audited the accompanying statement of financial condition of Alerus Securities Corporation as of December 31, 2010 and 2009, and the related statements of income, stockholder's equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alerus Securities Corporation as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BRADY, MARTZ & ASSOCIATES, P.C.

February 8, 2011

ALERUS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2010 and 2009

	2010	2009
ASSETS		
CURRENT		
Cash and Cash Equivalents	$ 939,209	$ 367,904
Cash Segregated Under Federal and Other Regulations	1,987,395	493,887
Marketable Securities	2,151,470	1,891,411
Interest Receivable	21,097	19,580
Commission Receivable	148,260	116,463
Income Tax Receivable	-	19,784
Prepaid Expenses	18,716	18,660
Deferred Income Taxes	1,663	4,838
Total Current Assets	$ 5,267,810	$ 2,932,527
PROPERTY AND EQUIPMENT		
Furniture and Equipment	$ 148,271	$ 148,271
Accumulated Depreciation	(148,271)	(148,271)
Net Property and Equipment	$ -	$ -
OTHER ASSETS		
Acquisition Goodwill	$ 255,015	$ 255,015
TOTAL ASSETS	$ 5,522,825	$ 3,187,542
LIABILITIES		
CURRENT		
Accrued Expenses	$ 131,401	$ 114,677
Payable to Customers	2,473,221	523,995
Income Taxes Payable	124,897	-
Payable to Clearing Oranizations	7,639	7,202
Total Current Liabilities	$ 2,737,158	$ 645,874
LONG-TERM		
Deferred Taxes	$ 73,500	$ 65,341
STOCKHOLDER'S EQUITY		
COMMON STOCK ($.01 Par Value- 1,500 Shares Authorized, 50 Shares Issued and Outstanding)	$ 1	$ 1
ADDITIONAL PAID-IN CAPITAL	1,600,914	1,600,914
RETAINED EARNINGS	1,111,252	875,412
Total Stockholder's Equity	$ 2,712,167	$ 2,476,327
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 5,522,825	$ 3,187,542

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENT OF INCOME
For the Years Ended December 31, 2010 and 2009

	2010	2009
REVENUES		
Commissions	$ 1,738,314	$ 1,492,530
Investment Income (Loss)	136,859	(29,805)
Total Revenue	$ 1,875,173	$ 1,462,725
EXPENSES		
Employee Compensation and Benefits	$ 1,131,554	$ 1,067,350
Education and Training	5,959	4,443
Occupancy Costs	56,652	57,242
Advertising and Promotion	13,775	13,864
Brokerage, Exchange and Clearance Fees	76,048	80,916
Other Operating Expenses	198,223	191,641
Total Expenses	$ 1,482,211	$ 1,415,456
NET INCOME BEFORE INCOME TAXES	$ 392,962	$ 47,269
Income Tax Expense	157,122	14,759
NET INCOME	$ 235,840	$ 32,510

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENT OF STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2010 and 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE,DECEMBER 31, 2008	$ 1	$ 1,600,914	$ 842,902	$ 2,443,817
Net Income 2009			32,510	32,510
BALANCE,DECEMBER 31, 2009	$ 1	$ 1,600,914	$ 875,412	$ 2,476,327
Net Income 2010			235,840	235,840
BALANCE,DECEMBER 31, 2010	$ 1	$ 1,600,914	$ 1,111,252	$ 2,712,167

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2010 and 2009

	2010	2009
OPERATING ACTIVITIES		
Net Income	$ 235,840	$ 32,510
Adjustments to Reconcile Net Income to		
Net Cash Provided (Used) by Operating Activities:		
Deferred Income Taxes	11,334	4,677
(Gains) Losses on Investments	(37,747)	124,528
Effects on Operating Cash Flows Due to Changes in:		
Interest Receivable	(1,517)	444
Prepaid Expenses	(56)	3,285
Commissions Receivable	(31,797)	12,474
Income Taxes Receivable	19,784	(19,784)
Cash Segregated under Federal and Other Regulations	(1,493,508)	211,812
Investments	(222,312)	(192,551)
Accrued Expenses	16,724	6,142
Payable to Clearing Organizations	437	(9,400)
Payable to Customers	1,949,226	(227,309)
Income Taxes Payable	124,897	(223,705)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ 571,305	$ (276,877)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	367,904	644,781
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 939,209	$ 367,904

	2010	2009
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Income tax payments for the period	$ 28,192	$ 253,571

See Accompanying Notes to the Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Alerus Corporation Consolidated is a wholly owned subsidiary of Alerus Financial, which is a wholly owned subsidiary of Alerus Financial Corporation. The Company conducts its business as a registered broker-dealer in securities. As such, the Company initiates securities purchase and sale transactions on behalf of its customers through an affiliation with another broker-dealer who executes the transactions and provides various other customer account services on a fully disclosed basis. Its principal market is located in Eastern North Dakota and the surrounding region.

Cash and Cash Equivalents For the purposes of the statement of cash flows, the Company considers cash on deposit in demand accounts and money market funds as cash and cash equivalents. The cash amount also includes investments classified as cash equivalents that are restricted in nature.

Commissions Receivable Commissions receivables are carried at original invoice amount. No allowance for uncollectible accounts has been provided. In the opinion of management, based on historical experience, the balance in accounts receivable is entirely collectible.

Securities Transactions Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date. Customers' securities transactions are reported on a settlement date basis with related commissions income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by the management. The resulting difference between cost and market (or fair value) is included in income.

Fair Value The Company adopted FASB ASC 820, Fair Value Measurements, for the year ended December 31, 2008. FASB ASC 820 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements.

Furniture and Equipment Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis using estimated useful lives of 5 to 10 years.

Commission Income Commission income from customer security transactions is recorded on a trade date basis.

Advertising Expense Advertising expenses were $10,254 and $7,854 for the years ended December 31, 2010 and 2009, respectively. Advertising costs are expensed as incurred.

Income Taxes Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes related primarily to differences between the financial and tax bases of development costs and furniture and equipment. The deferred taxes represent the future tax return consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company files a consolidated federal income tax return with its parent and affiliated companies and a separate state income tax return. The income tax relating to the individual companies is

generally computed as if each company had filed a separate return, and any tax benefits realized by a company as a result of filing a consolidated return are paid to the company providing the benefits.

The Company's policy is to evaluate the likelihood that its uncertain tax positions will prevail upon examination based on the extent to which those positions have substantial support within the Internal Revenue Code and Regulations, Revenue Rulings, court decisions, and other evidence. It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination.

Use of Estimates in the Preparation of Financial Statements The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification Certain amounts have been reclassified in prior years to conform to the current period presentation.

NOTE 2 RESTRICTED CASH

Cash and cash equivalents include amounts of cash that are restricted in nature. This cash is restricted because it must be kept on hand at a respective broker-dealer in order to enter into transactions with them. At December 31, 2010 and 2009, the amount of cash restricted for RBC Dain was $100,000.

NOTE 3 CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

In accordance with the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, at December 31, 2010, cash required to be segregated under federal and other regulations reflects $1,987,395 that was segregated for the exclusive benefit of customers. An additional transfer of $485,826 was made to the special reserve account for the exclusive benefit of customers on January 3, 2011 pursuant to the January 01, 2010 customer reserve calculation.

The Company is subject to the Possession or Control Requirements under Rule 15c3-3 as it relates to the trading activity of agricultural cooperatives. For the year ending December 31, 2010 and 2009, there were no items which were required to be reduced to possession or control and thus the Company is in compliance with the requirements of such under Rule 15c3-3.

NOTE 4 MARKETABLE SECURITIES

Marketable securities owned by the Company are considered as Trading under FASB ASC 320 and at December 31, 2010 and 2009 are as follows:

	12-31-10	12-31-09
Obligations of U.S. Government	$2,151,470	$1,891,411

Proceeds from the sale or maturity of trading securities for the years ended December 31, 2010 and 2009 were $483,215 and $140,000, respectively. Gross losses recognized on these sales were $1,894 and $0, for the years ended December 31, 2010 and 2009, respectively. For the years ended December 31, 2010 and 2009 gross gains recognized on these were $509 and $1,662, respectively.

NOTE 5 PAYABLE TO CUSTOMERS

Amounts payable to investment customers are directly related to cash transactions arising from the trading activity of agricultural securities and amounted to $2,473,221 and $523,995 as of December 31, 2010 and 2009, respectively.

NOTE 6 RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies due to common ownership by Alerus Financial Corporation. Certain common costs, which are incurred by one member of the group, may benefit the other members. Allocation of these costs is done according to the discretion of management. These costs relate primarily to services provided and costs incurred in the areas of administrative and management support. These cost allocations may not be representative of the costs that would have been incurred had the Company been operating independently. Reimbursements by the Company for services provided and expenses incurred by Alerus Financial for the years ending December 31, 2010 and 2009 amounted to $129,216 and $119,136, respectively. Cost incurred by the Company on behalf of Alerus Financial for the years ending December 31, 2010 and 2009 amounted to $0 and $0, respectively.

Affiliated companies own the facilities occupied by Alerus Securities Corporation. The facility leases are classified as operating leases and are on a month to month basis. Rental payments amounted to $56,652 and $56,652 for the years ended December 31, 2010 and 2009, respectively. Future lease commitments to affiliated companies extend through 2011 and amount to $56,652.

NOTE 7 EMPLOYEE RETIREMENT PLAN

The Company participates in the employee defined contribution retirement plans including a noncontributory profit sharing plan, an employee stock ownership plan (ESOP) and a salary reduction profit sharing plan of Alerus Financial Corporation. The plans cover substantially all full-time employees upon satisfying prescribed eligibility requirements for age and length of service. Contributions to the noncontributory profit sharing plan and the ESOP are determined annually by the Board of Directors at their discretion and allocated to participants based on a percentage of annual compensation. Under the salary reduction profit sharing plan, the Company contributes 100 percent of amounts deferred by employees up to 3 percent of eligible compensation and 50 percent of amounts deferred by employees between 3 percent and 6 percent of eligible compensation. Contributions to the Plans for 2010 and 2009 were $50,373 and $52,469, respectively.

NOTE 8 GOODWILL

In December 1998, the Corporation acquired the assets of a business which provides brokerage services. The asset purchase resulted in goodwill being recorded in the amount of $319,879. The amount of accumulated amortization at December 31, 2010 was $64,864. The carrying value of the goodwill at December 31, 2010 was $255,015

Effective January 1, 2002, the Corporation applied FASB ASC 350, goodwill and other intangible assets, which requires the Corporation to cease amortization of goodwill effective January 1, 2002, and instead requires the Corporation to test goodwill for impairment. The Corporation tests for impairment June 30 of each year. There were no changes in the carrying amount of $255,015 of goodwill due to impairment for the years ended December 31, 2010 and 2009.

NOTE 9 INCOME TAXES

The total applicable income taxes reported in the statement of income for the years ended December 31, 2010 and 2009 includes the following components:

	2010	2009
Current:		
Federal	$ 123,389	$ 10,082
Sate	22,399	-
Total	$ 145,788	$ 10,082
Deferred:		
Federal	$ 7,194	$ 6,315
Sate	4,140	(1,638)
Total	$ 11,334	$ 4,677
Total Current and Deferred:		
Federal	$ 130,584	$ 16,397
Sate	26,538	(1,638)
Total	$ 157,122	$ 14,759

Net long-term deferred income taxes are included in other liabilities for the years ended December 31, 2010 and 2009. Net short-term deferred taxes are included as current assets on the balance sheet. Significant temporary differences between tax and financial reporting that give rise to net deferred tax liabilities are as follows at December 31, 2010 and 2009.

	2010	2009
Deferred Tax Assets		
Accrued Flexible Time Off	$ 1,663	$ 2,029
State NOL Carryforward	-	2,809
Net Current Deferred Tax Asset	$ 1,663	$ 4,838
Deferred Tax Liabilities		
Goodwill Amortization	$ 73,500	$ 65,341
Net Long-Term Deferred Tax Liability	$ 73,500	$ 65,341
Net Deferred Tax Liabilities	$ 71,837	$ 60,503

The Company files a consolidated federal income tax return with its parent and affiliated companies. Amounts payable by the Company in connection with filing a consolidated federal income tax return amounted to $123,389 at December 31, 2010 and $10,082 at December 31, 2009.

It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination. The federal income tax returns of the Company are subject to examination by the IRS, generally for three years after they were filed.

NOTE 10 DEPRECIATION EXPENSE

Depreciation expense charged to operations was $0 in 2010 and 2009.

NOTE 11 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital (as defined under this rule) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

The Company, as defined under Rule 15c3-1, accepts deposits from customers and handles the transition of cash between the clearing broker and customers. It is subject to the $250,000 net capital requirements for clearing-broker dealers. As of December 31, 2010, the Company had net capital of $2,365,338 which was $2,115,338 in excess of its required net capital of $250,000. The Company's net capital ratio (aggregated indebtedness to net capital) was .32 to 1 to aggregate indebtedness.

NOTE 12 LINE OF CREDIT

As of December 31, 2010, the Company had a revolving line of credit with the availability of $2,000,000. As of December 31, 2010, no amounts are outstanding against this line of credit.

Bank advances on the credit line are payable on demand and carry a variable interest rate of 1 percent less than the prime rate published by Bloomberg of 3.25 percent as of December 31, 2010. Under no circumstances will the interest rate on the note be less than 4.50 percent. The credit line is unsecured and matures on June 30, 2011.

NOTE 13 FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company adopted FASB ASC 820, *Fair Value Measurements*, for the year ended December 31, 2008. FASB ASC 820 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under FASB ASC 820 have been included in this Note.

Fair Value Hierarchy

Under FASB ASC 820, assets and liabilities are grouped at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Companies own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models and similar techniques.

Determination of Fair Value

Under FASB ASC 820, fair values are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It

is Company practice to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in FASB ASC 820. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, would be based primarily upon the Companies own estimates, would be calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results would not be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could affect the results of current or future values.

The only balance sheet items maintained at fair value as of December 31, 2010 and 2009 were investment securities held as trading assets under FASB ASC 320. These investment securities were recorded at fair value on a recurring basis and valued under both "Level 1" and "Level 2" within the Fair Value Hierarchy as detailed above by the Company. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 and 2 securities include U.S. Government and agency mortgaged backed securities, & mutual funds. Fair value of the trading securities as of December 31, 2010 and 2009, were as follows:

Level	2010	2009
Level 1	$ 409,470	$ -
Level 2	1,742,000	1,891,411
Total	$ 2,151,470	$ 1,891,411

The realized and unrealized gains (losses) related to trading securities recognized in the Statement of Income amounted to $37,747 and $(124,528) for the years ending December 31, 2010 and 2009, respectively.

NOTE 14 CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances with certain financial institutions. The amount on deposit at December 31, 2010 exceeded the insurance limits of the Federal Deposit Insurance Corporation of $250,000 by approximately $2,337,396.

NOTE 15 SUBSEQUENT EVENTS

No significant events occurred subsequent to the Company's year end. Subsequent events have been evaluated through February 8, 2011, which is the date these financial statements were issued.

* * * * * * * * * * *

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2010

SCHEDULE I
ALERUS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE ACT OF 1934
As of December 31, 2010

Total Stockholder's Equity Qualified for Net Capital		$ 2,712,167
Deductions and Charges		
Non Allowable Assets		
Acquisition Goodwill	$ 255,015	
Prepaid Expenses	18,716	273,731
Net Capital Before Haircuts on Securities Positions		$ 2,438,436
Haircuts on Securities		
Trading and Investment Securities		
U.S. Government Agencies	$ 69,275	
Money Market Funds and Other	3,823	73,098
NET CAPITAL		$ 2,365,338
AGGREGATE INDEBTEDNESS		
Items Included in Consolidated Statements of Financial Condition		
Payable to Clearing Broker		$ 7,639
Brokerage Commissions Payable		68,925
Accrued Expenses on Employee Benefit Plans		30,373
Other Accounts Payable and Accrued Expenses		2,630,221
Less: Cash in Special Reserve		(1,987,395)
AGGREGATE INDEBTEDNESS		$ 749,763
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required		$ 250,000
Excess Net Capital at 1500%		$ 2,315,354
Excess Net Capital at 1000%		$ 2,290,362
Ratio: Aggregate Indebtedness to Net Capital		.32 to 1

There are no material differences between the computation of net capital above and the calculation performed by Alerus Securities for regulatory filings.

SCHEDULE II
ALERUS SECURITIES CORPORATION
COMPUTATION FOR RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE ACT OF 1934
As of December 31, 2010

Alerus Securities Corporation
Computation For Reserve Requirements For Broker Dealers
Under Rule 15C3-3 of the Securities and Exchange Act of 1934
As of December 31, 2010

Credit Balances		
Free credit balances and other credit balances in customers' security accounts.	$ 2,473,221	
Monies borrowed collateralized by securities carried for the accounts of customers	-	
Monies payable against customers' securities loaned.	-	
Customers' securities failed to receive.	-	
Credit balances in firm accounts which are attributable to principal sales to customers.	-	
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days.	-	
Market value of short security count differences over 30 calendar days old.	-	
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days.	-	
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during	-	
Other	-	
Total Credit Balances		$ 2,473,221
Debit Balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection.	-	
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	-	
Failed to deliver of customers' securities not older than 30 calendar days.	-	
Margin required and on deposit with the Options Clearing Corp. for all option contracts written or purchased in customer accounts.	-	
Other	-	
Total Debit Balances		-
Reserve Computation		
Excess of total debits over total credits.		$ 2,473,221
Amount held on deposit in "Reserve Bank Account"	$ 1,987,395	
Amount on deposit (or withdrawal)	485,826	
New amount in Reserve Bank Account after adding deposit or subtracting withdrawal		$ 2,473,221
Date of Deposit		01/03/11
Frequency of Computation	Weekly	

There are no material differences between the computation of reserve requirements above and the calculation performed by Alerus Securities for regulatory filings.

ALERUS SECURITIES CORPORATION

GRAND FORKS, NORTH DAKOTA

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2010

BRADY MARTZ

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors

Alerus Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (the Transitional Assessment Reconciliation Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Alerus Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Alerus Securities Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Alerus Securities Corporation's management is responsible for the Alerus Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and bank statements noting no differences.

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, noting no differences.

3. We compared adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

5. We reviewed for overpayments which would be applied to the current assessment with the Form SIPC-7T on which it was originally computed. No such overpayments were noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brady Martz & Associates
Grand Forks, ND

Alerus
SECURITIES
Member FINRA & SIPC

February 15, 2011

SEC MAIL PROCESSING RECEIVED
FEB 22 2011
WASH. D.C. 211 SECTION

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Enclosed is a copy of the audited financial statement for the year-ending December 31, 2010, for Alerus Securities Corporation.

If you have any questions, please feel free to contact me at one of the numbers or e-mail address listed below.

Sincerely,

Brian Kraft

Brian Kraft
Investment Consultant
701.795.4072 or 800.795.4072
bkraft@alerusmail.com

BK/mll

Enclosure

BRADY
MARTZ
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

To the Board of Directors
Alerus Securities Corporation
Grand Forks, North Dakota

In planning and performing our audit of the financial statements and supplemental schedules of Alerus Securities Corporation (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BRADY, MARTZ & ASSOCIATES, P.C.
401 Demers Avenue Suite 300 P.O. Box 14296
Grand Forks, ND 58208-4296 (701) 775-4685 Fax (701) 795-7498
www.bradymartz.com

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Brady Martz

BRADY, MARTZ & ASSOCIATES, P.C.

February 8, 2011